SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On April 25, 2012, at 10:30 a.m., at the Company’s headquarters, located at Rua Verbo Divino nº 1356, 1º andar, in the city and state of São Paulo.

ATTENDANCE: The Board members representing the necessary quorum, as per the signatures below, and the Company's Executive Officers José Félix (CEO and Investor Relations Officer) and Roberto Catalão Cardoso (CFO and Secretary of the Meeting).

PRESIDING BOARD: Jorge Luiz de Barros Nóbrega, Chairman, and Roberto Catalão Cardoso, Secretary.

DOCUMENTS: (i) Presentation on the results for the first quarter of 2012 and the disclosure of the results to the market; and (ii) the Fiscal Council’s and Independent Auditors’ Review Reports related to the results for the first quarter of 2012. The meeting’s documents, signed by the Secretary, are an integral part of these Minutes and will be filed at the Company’s headquarters.

AGENDA: 1.  Election of the Chairman of the Company’s Board of Directors; 2. Acknowledge the results for the first quarter of 2012; 3.  Acknowledge the Fiscal Council’s and Independent Auditors’ Review Reports related to the results for the first quarter of 2012; and 4.  Approval of the results for the first quarter of 2012 and the disclosure to the market.

RESOLUTIONS:

1. The Board Members elected, by unanimous vote by those present, Mr. Oscar Von Hauske Solis for the position of Chairman of the Board of Directors, who will hold said position until the effective investiture of his sucessor.

2. The Board Members acknowledged the Company’s financial and operating results for the first quarter of 2012.

3. The Board Members acknowledged the Fiscal Council’s and Independent Auditors’ Review Reports related to the results for the first quarter of 2012.

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

  DA NET SERVIÇOS DE COMUNICAÇÃO S.A. DE 25 DE ABRIL DE 2012

4. The Board Members acknowledged, with no restrictions, the financial and operating results for the first quarter of 2012, and their disclosure to the market.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

SIGNATURES:

Chairman: Jorge Luiz de Barros Nóbrega

Secretary: Roberto Catalão Cardoso

Rossana Fontenele Berto

Oscar Von Hauske Solis

José Formoso Martínez

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

José Antônio Guaraldi Félix

Mauro Szwarcwald

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

  DA NET SERVIÇOS DE COMUNICAÇÃO S.A. DE 25 DE ABRIL DE 2012

Luiz Tito Cerasoli

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.